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                             December 12, 2023

       Hongliang Li
       Chief Executive Officer
       Leishen Energy Holding Co., Ltd.
       103 Huizhong Li, B Building, Peking Times Square, Unit 15B10 Chaoyang District, Beijing, China

                                                        Re: Leishen Energy
Holding Co., Ltd.
                                                            Amendment No. 2 to
Draft Registration Statement on Form F-1
                                                            Submitted November
28, 2023
                                                            CIK No. 0001985139

       Dear Hongliang Li:

            We have reviewed your amended draft registration statement and have the following comment.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

               After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our
       November 2, 2023 letter.

       Form DRS/A submitted on November 28, 2023

       Notes to Consolidated Financial Statements
       Revenue recognition, page F-14

   1. We note your responsive disclosure to our prior comment 4. Please revise to include quantitative
disclosures of your revenue disaggregation in your financial statements footnote. Refer to ASC
606-10-50-5 and ASC 606-10-50-6.
 Hongliang Li
FirstName LastNameHongliang   Li
Leishen Energy Holding Co., Ltd.
Comapany12,
December  NameLeishen
              2023      Energy Holding Co., Ltd.
December
Page 2    12, 2023 Page 2
FirstName LastName
       Please contact Becky Chow at 202-551-6524 or Stephen Krikorian at 202-551-3488 if
you have questions regarding comments on the financial statements and related matters. Please contact Marion Graham at 202-551-6521 or Jan Woo at 202-551-3453 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Technology
cc:      David Manno